USA VIDEO INTERACTIVE CORP.

December 14, 2005

RECEIVED
2005 DEC 28 A 9:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05013555

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
DEC 30 2005
THOMSON
FINANCIAL

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Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO

For release December 14, 2005

For Investor Relations Contact:
John Caserta
Blue Sky Solutions
(877)4-BLUE-IR
(877) 425-8347
usvo@blueskyir.com

PRIVATE PLACEMENT CLOSED

(Vancouver, BC – December 14, 2005) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF; **http://www.usvo.com**), is pleased to announce that it has closed the private placement announced in its News Releases dated November 10th, 2005. The Company has issued 1,600,000 common shares at a price of $0.07125 US ($0.06 Cdn.) per share and 1,600,000 warrants authorizing the holders to purchase one common share each at a price of $0.084 US ($0.10 Cdn.) per share, exercisable on or before December 9th, 2007. The 1,600,000 common shares issued as part of the units and any shares issued upon exercise of the warrants are subject to a 12-month hold period, which expires on December 9th, 2006. No insiders participated in the private placement. The completion of this private placement will not result in a change of control of the Company. No fee, commission or other compensation was paid in connection with this private placement. The private placement proceeds will be utilized for the continued marketing of **USA Video's** Video-on-Demand™ technology, marketing of **USA Video's** patent pending Digital Rights Management (DRM) technology, patent enforcement including the pursuit of licensing agreements and for general working capital.

About USVO:
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

On behalf of the Board of Directors
of **USA Video Interactive Corp.**

"Anton J. Drescher",
Corporate Secretary

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com

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